November 25, 1997

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004


Re:James E. Dutmers, Jr.
Schedule 13D; Amendment No. 2
Empire Banc Corporation Common Stock


Greetings:

Pursuant to the Commission's Rule 13d-2(a), transmitted for filing is Amendment No. 2 of Schedule 13D pertaining to beneficial ownership of the Common Stock of Empire Banc Corporation.


Respectfully yours,


/s/ William T. Fitzgerald, Jr.
------------------------------
William T. Fitzgerald, Jr.
Chief Financial Officer

                            SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549

                                      Schedule 13D


                         Under the Securities Exchange Act of 1934
                                    (Amendment No. 2)*


                                 EMPIRE BANC CORPORATION
                                     (Name of Issuer)

                                       Common Stock
                               (Title of Class of Securities)


                                         291610103
                                       (CUSIP Number)

              James E. Dutmers, Jr., 1227 East Front Street, P.O. Box 1944
                   Traverse City, Michigan  49685-1944 (616) 922-2111
                     (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

                                  November 10, 1997
                         (Date of Event Which Requires Filing
                                   of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box.   ____

Check the following box if a fee is being paid with the statement. ____
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages(s))

CUSIP No.  291610103
13D


1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
      James E. Dutmers, Jr.

2.  Check the Appropriate Box if a Member of a Group
      (a) ____  (b) ____

3.  SEC Use Only

4.  Source of Funds
      Not applicable

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      ____

6.  Citizenship or Place of Organization
      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.  Sole Voting Power        277,782

8.  Shared Voting Power        1,703

9.  Sole Dispositive Power    44,908

10. Shared Dispositive Power  53,360


11. Aggregate Amount Beneficially Owned by Each Reporting Person
      279,485

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      ____

13. Percent of Class Represented by Amount in Row (11)
      15.7

14. Type in Reporting Person
      IN

Item 1.  Security and Issuer.

The class of securities to which this statement relates is the Common Stock, $5.00 par value(the"Common Stock" of Empire Banc Corporation, a Michigan corporation ("Empire"). Empire's address is 1227 East Front Street, P.O. Box 1944, Traverse City, Michigan 49685-1944.

Item 2.  Identity and Background.

The person filing this statement is James E. Dutmers, Jr. His business address is Empire Banc Corporation, 1227 East Front Street, P.O. Box 1944, Traverse City, Michigan 49685-1944. He is a citizen of the United States. His present principal employment is his position as Chairman and Chief Executive Officer of Empire and its wholly owned subsidiary Empire National Bank (the "Bank"). The principal business of Empire is the ownership and operation of the Bank, which is engaged in commercial banking. The addresses of Empire and the Bank are the same as Mr. Dutmers' business address stated above. Mr. Dutmers has never been convicted in a criminal proceeding, nor has he ever been party to a civil proceeding of a judicial or administrative body with respect to Federal or State securities laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.  See Item 5 below.

Item 4.  Purpose of the Transaction.

Not applicable.  See Item 5 below.

Item 5.  Interest in Securities of the Issuer.

Mr. Dutmers beneficially owns 279,485 shares of the Common Stock or 15.7 percent of the 1,785,505 shares of the Common Stock deemed outstanding for this purpose. This amount includes 27,921 shares covered by currently exercisable options held by Mr. Dutmers. Mr. Dutmers has sole voting power with respect to 277,782 shares of the Common Stock and shared voting power with respect to 1,703 shares. Mr. Dutmers has sole investment power with respect to 44,908 shares of the Common Stock and shared investment power with respect to 53,360 shares. On September 30, 1997 Mr. Dutmers acquired through the Bank's 401(k) plan 642.94 shares of the Common Stock at $46.00 per share.

Of the shares beneficially owned by Mr. Dutmers, 221,288 (or 12.4% of the shares of Common Stock deemed outstanding) are subject to a Voting Trust Agreement, dated November 10, 1997, (the "Voting Trust") under which Mr. Dutmers is the sole trustee. As trustee of the Voting Trust, Mr. Dutmers has the sole power to vote the shares subject to the Voting Trust on all matters, including the election of directors of the Company. Power to dispose of the shares of Common Stock subject to the Voting Trust is vested in the shareholders who are parties to the Voting Trust Agreement, subject to first being offered to the other parties to the Voting Trust Agreement at fair market value. Shareholders who are parties to the Voting Trust Agreement are entitled to receive dividends on their shares. The Voting Trust Agreement will terminate by its terms on May 30, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Under the terms of the Voting Trust, Mr. Dutmers, Jr., as trustee, has discretion to vote the shares of Common Stock subject to the Voting Trust as he may choose, subject to his duty, pursuant to the terms of the Voting Trust Agreement, to exercise his best judgment in the interests of the shareholders who are parties to the Voting Trust Agreement. The Voting Trust will terminate by its terms on May 30, 2004. Upon termination, power to vote shares of the Common Stock subject to the Voting Trust shall become vested in the shareholders who are parties to the Voting Trust Agreement.

Item 7.  Material to be Filed as Exhibits.

Form of Voting Trust Agreement dated November 10, 1997 (the "Voting
Trust").

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       November 25, 1997


Signature:  /s/  James E. Dutmers, Jr.
            --------------------------
            James E. Dutmers, Jr.
            Chairman and Chief Executive Officer



























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VOTING TRUST AGREEMENT

THIS AGREEMENT, by and between , __________________________________ , a stockholder holding voting shares of common stock of EMPIRE BANC CORPORATION, a Michigan corporation, having its principal offices at 1227 East Front Street, Traverse City, Michigan, (hereinafter referred to as "Corporation"), and any other stockholders holding voting shares of common stock of said corporation who may hereafter become parties hereto through delivery of their stock to the Voting Trustee and execution of this Agreement (all of whom herein are collectively referred to as "Stockholders"), and JAMES E. DUTMERS, JR. (hereinafter referred to as "Voting Trustee"):

WHEREAS, the undersigned did enter into a Voting Trust Agreement dated June 1, 1990, which Voting Trust Agreement provided that said Trust should continue in force until the 30th day of May 1998, unless terminated earlier by mutual agreement; and

WHEREAS, the undersigned deem it to be in their mutual best interests to terminate said Trust Agreement as between them only by mutual agreement and to enter into a separate and independent Voting Trust Agreement; and

WHEREAS, Stockholders are owners of common stock of Corporation and are desirous of parting with their voting rights and privileges over said Corporation shares to the maximum extent permitted by Michigan law as being in the best interests of Stockholders; and

WHEREAS, the Voting Trustee is willing to act as Voting Trustee in this stock of Corporation in a manner which will advance the best interests of the Stockholders and Corporation.

NOW, THEREFORE, the parties mutually agree as follows:

1. REVOCATION: The Voting Trust Agreement dated June 1, 1990, shall be and is hereby revoked as to the signatories hereof only.

2. DEPOSIT: Simultaneously with the execution of this Agreement, the Stockholders have deposited with the Voting Trustee certificates for shares of Corporation stock properly assigned to the Voting Trustee.
Any additional Stockholders who become parties to this Agreement through deposit of their stock and execution of this Agreement shall be bound by all terms hereof.

3. VOTING TRUST CERTIFICATES: The Voting Trustee shall forthwith issue to Stockholders a Voting Trust Certificate in substantially the form attached as Exhibit "A" reflecting the relative rights of the parties, particularly of Stockholders.

4. TRANSFERABILITY OF VOTING TRUST CERTIFICATE: Voting Trust Certificates shall be transferable only as therein and herein provided and any transfer so made shall vest in the transferee all the rights and interests of the transferor under the Voting Trust Certificate transferred under this Agreement and upon such transfer, the Voting Trustee will deliver or cause to be delivered to the transferee a Voting Trust Certificate for the same number of common shares of the Corporation as represented by the certificates so transferred. Until such transfer, the Voting Trustee and Corporation may treat Stockholders as the owner thereof for all purposes.

5. TITLE: Title to all common shares of Corporation stock deposited hereunder shall be vested in the Voting Trustee and shall give the Voting Trustee in respect of such shares all rights of common Stockholders of any kind and character including the right to vote for the Directors and also including the right to vote such shares and to take part in or consent in writing or otherwise to any corporate or Stockholders' action whether ordinary or extraordinary including any amendment of the Articles of Incorporation and/or the Bylaws of Corporation deemed by the Voting Trustee to be desirable, all upon such terms and conditions and under such circumstances as it, in the Voting Trustee's unrestricted discretion, may from time to time determine and to do or perform any other act or thing which the common stockholders of Corporation are now or may hereafter be entitled to do or perform including the receipt of dividends on said shares; and it is expressly understood and agreed that the holder of a Voting Trust Certificate shall not have any right either under said Voting Trust Certificate or under this Agreement or under any agreement expressed or implied or otherwise with respect to any shares held by the Voting Trustee hereunder, to vote such shares or to take part in or consent to any corporate or stockholder action, or to do or perform any other act or thing which common stockholders of Corporation are now or may hereafter become entitled to do or perform.

6. RESTRICTIONS ON ENCUMBRANCE: The Voting Trustee shall not sell, pledge, hypothecate, mortgage or place any lien or charge upon the shares of Corporation subject hereto.

7. DIVIDENDS: The holder of a Voting Trust Certificate shall be entitled, until termination of this Trust, to receive from time to time payments equal to dividends, if any, received by the Voting Trustee upon the number of shares represented by such Voting Trust Certificate; or the Voting Trustee may in his discretion, instead of receiving and distributing any dividend declared on the shares subject hereto, authorize Corporation to make payment thereof directly to the holders of the outstanding Voting Trust Certificates.

8. STOCK CERTIFICATES: In case the Voting Trustee shall receive any additional share certificates of Corporation from parties to this Agreement or certificates issued by way of dividends upon shares held by him under this Agreement or otherwise, the Voting Trustee shall hold such shares likewise subject to the terms of this Agreement and shall issue a Voting Trust Certificate or certificates representing such share certificate to the parties entitled thereto.

9. DURATION: This Voting Trust shall continue in force until the 30th day of May, 2004, unless sooner terminated by mutual agreement. On transfer of all or any part of the stock at the option of Stockholders, this Agreement may be terminated. On the foregoing date or upon earlier termination of this Voting Trust, the shares of Corporation held by the Voting Trustee hereunder shall be distributed to the holder of the Voting Trust Certificate upon presentation and surrender thereof.

10. RULES OF PROCEDURE AND VOTING BY VOTING TRUSTEE: The Voting Trustee may adopt his own rules and procedures.

In voting the shares deposited hereunder or in doing any act with respect to the control or management of Corporation or its affairs or otherwise acting hereunder, the Voting Trustee shall exercise his best judgement in the interests of Stockholders, but the Voting Trustee assumes no responsibility in respect thereto or of any action taken by him or taken in pursuance of his consent thereto, or in pursuance of his vote so cast.
The Voting Trustee may, from time to time, and the Successor Voting Co-Trustees shall, in the event they cannot agree, consult with PATRICIA
JOHNSON DUTMERS and CORNELIUS A. JOHNSON prior to voting the shares deposited hereunder. The Voting Trustee shall have the full and unqualified right and power to vote and to execute consents with respect to all shares of stock deposited or held hereunder, in person or by proxy at any and all meetings of the shareholders of Corporation, for whatever purpose called or held, and in any and all proceedings, whether at meetings of shareholders or otherwise, wherein the vote or written consent of shareholders may be required or authorized by law. This power of acting in person or by proxy, however, shall not be construed to enable the Voting Trustee or his proxy to act otherwise as in this Agreement provided.

11. EXONERATION, COMPENSATION AND EXPENSES: The Voting Trustee, whether as Stockholder, Trustee or otherwise, shall not be liable for any error of judgment or mistake of law or other mistake or for any act or admission of any agent or attorney, or for any misconstruction of this Agreement or for anything save only his own malfeasance. The compensation and expenses of the Voting Trustee shall be paid by Stockholders.

12. RESIGNATION OF TRUSTEE AND SUCCESSOR TRUSTEE: The Voting Trustee may resign at any time by written notice to the Stockholders. In the event the Voting Trustee should die, resign or otherwise refuse or fail to act as Trustee, prior to the termination of this Voting Trust Agreement, GEORGE THOMAS DUTMERS and CHARLES E. OFENLOCH shall take his place as Successor Voting Co-Trustees hereunder with all of the title, rights, powers, duties and discretion herein vested in the original Voting Trustee.

13. RESTRICTION ON STOCKHOLDERS' SALE OF STOCK: It is mutually agreed by all of the Stockholders a part to this Voting Trust Agreement that during the terms of this Voting Trust Agreement, they shall not sell any of their stock of Corporation that has been deposited with the Voting Trustee without first offering it to the other Stockholders who are parties to this Voting Trust Agreement at the then fair market value.
The other Stockholders shall have, individually or as a group, the right to purchase this stock from the selling Stockholder. They shall have thirty (30) days within which to determine whether they wish to buy said stock or not. Said thirty (30) days to run from the time they are notified in writing by certified mail of the offer to sell. If no Stockholders or Stockholder desires to purchase said stock, then the selling Stockholder shall have the right to sell the stock to anyone or to any person that he so desires. This restriction on the sale of stock shall not affect the right of the Stockholder to make gifts of this stock to members of his immediate family or to children, grandchildren or great-grandchildren, but the same restriction on sale shall pass with the gift to the person receiving the gift and they shall be required to place their stock in the Voting Trust Agreement and sign the Agreement along with the other Stockholders.

It is also mutually agreed by the Stockholders as parties to this Voting Trust Agreement that during the term of this Voting Trust Agreement they shall not pledge for any loan purposes any of the stock deposited with the Voting Trustee.

14. MISCELLANEOUS: This Agreement shall be construed and governed by the laws of the State of Michigan.

This Agreement may be executed simultaneously in two or more counterparts; each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

This Agreement shall be effective upon execution of all parties hereto, which date shall be indicated by the Voting Trustee next to his signature on this Agreement.

IN WITNESS WHEREOF, the Voting Trustee and Stockholders have signed this Agreement the day and year first above written.


Signed in the presence of:         STOCKHOLDERS:

---------------------------        ------------------------------
                                   (Name)
---------------------------


Signed in the Presence of:

--------------------------         VOTING TRUSTEE:

--------------------------         -------------------------------
                                   James E. Dutmers, Jr.
                                   Dated:  November 10, 1997


                                   SUCCESSOR CO-VOTING TRUSTEES:

--------------------------         -------------------------------
                                   George Thomas Dutmers

--------------------------         -------------------------------
                                   Charles E. Ofenloch
